[CROWELL & MORING LLP LETTERHEAD]

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY QUADRAMED CORPORATION.: QD-0001

Morris F. DeFeo, Jr.

202-624-2925

mdefeo@crowell.com

August 10, 2009

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QuadraMed Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 11, 2009 File No. 001-32283

Dear Mr. Gilmore:

Set forth below are responses to the additional comments which were provided by the Commission’s Staff to QuadraMed Corporation (“QuadraMed” or the “Company”) by your letter dated July 24, 2009 (the “Comment Letter”), regarding the above-referenced filing (the “Form 10-K”).

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment under the Commission’s Rule 83 (17 CFR 200.83) for portions of this letter. QuadraMed is requesting confidential treatment for portions of this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request. The omitted confidential portions of this letter as filed on EDGAR have been indicated below by the following markings: [**].

All notices and orders regarding this request should be sent to:

Morris F. DeFeo, Jr.

Crowell & Moring LLP

1001 Pennsylvania Ave, NW

Washington, DC 20004

Fax: (202) 628-5116

Email: mdefeo@crowell.com

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY QUADRAMED CORPORATION.: QD-0002

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 2

Comment 1. We note your responses to prior comments 3 and 4. It is unclear from these responses how you concluded that you are not substantially dependent on your two prime agreements with The County of Los Angeles such they are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please explain more clearly in your next response letter why, despite the significant amount of the company’s revenues that are attributable to LACO, you nevertheless believe that you are not substantially dependent on either of your agreements with this customer. For example, quantify the significance to the company of each of the prime agreements with LACO, and advise whether the agreements are interdependent. Please also tell us whether the agreements include continuing commitments or obligations on the part of the company to sell, or on the part of LACO to buy, your products or services, and whether the contracts provide for any minimum fees.

It is unclear from these responses how you concluded that you are not substantially dependent on your two prime agreements with The County of Los Angeles such they are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

As previously discussed in the Company’s response to the Staff’s first comment letter dated June 9, 2009 (the “First Comment Letter”), the Company has two prime agreements with the County of Los Angeles (“LACO”), each covering three LACO facilities. The contract for the Rancho Los Amigos, Martin Luther King Jr., and High Desert Hospital facilities relates to approximately 4% of the Company’s revenue for the fiscal year ended December 31, 2008, while the contract for the Harbor, Olive View, and Los Angeles County/University of Southern California facilities relates to approximately 8% of such revenue. While these prime agreements are substantially similar both in their terms and the products and services provided, they are not interdependent and each can stand alone. A default under one prime agreement would not constitute a default under the other, except where such default gave rise to a debarment of the Company for all work with LACO.

The prime agreements do not include continuing commitments by LACO to purchase, or the Company to sell, products and services, nor do they provide for any minimum fees. However, given the nature of the products and services covered by these agreements (i.e., large healthcare information technology systems for hospitals), a large portion of the Company’s work for LACO, and consequently a large portion (approximately 12%) of the revenue from LACO, relates to the Company’s maintenance and support for previously purchased and installed products. Nevertheless, LACO could terminate the prime agreements for convenience,

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY QUADRAMED CORPORATION.: QD-0003

de-install the Company’s products and decline to purchase maintenance and support for such products, to the extent permitted by the terms of each agreement.

As previously discussed in the Company’s response to the First Comment Letter, the Company has determined that its contracts, including the prime agreements, with LACO were entered into in the ordinary course of business under terms that are standard for the Company’s comparable customer agreements. As a result, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, the Company would be required to file the LACO agreements if the Company were “substantially dependent” on these agreements.

The Company respectfully submits, however, that it is neither substantially dependent on the LACO prime agreements, nor on the revenue from LACO. With the hypothetical loss of this customer, the Company would not experience any loss of market segment, product line, division, service type, geographic area, or specific type of revenue. Further, in such an event, the Company estimates that it would experience a loss of approximately 12% of its gross margin, an approximate 3% reduction in its total operating expenses, and the termination of approximately thirty-five of over 600 employees. Accordingly, the Company has determined that these contracts are ordinary course agreements that are material only to the extent that a significant amount of the Company’s revenue is attributable to LACO (which the Company has consistently disclosed in its public filings) and do not represent contracts on which the Company substantially depends as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Asset page 29

Comment 2. In your response to prior comment 5 you describe certain aspects of your goodwill impairment methodology, but you do not clearly describe how you considered disclosing the specific points raised by the staff. In addition, the staff’s reference to disclosure regarding the qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions is relevant whether the company uses a single or multiple valuation techniques. Also, your response to the final bullet of our prior comment refers to your updated analysis subsequent to December 31, 2008. The intent of the final bullet of our comment was to compare assumptions and methodologies as of December 31, 2008 to those at the prior year-end, December 31, 2007. With these clarifications in mind, please refer to Section V of Interpretive Release 33-8350 and tell us how you considered disclosure of the items raised in our prior comment 5.

Please refer to the Company’s response to Comment No. 4 below, which describes the valuation methodology used by the Company to determine potential goodwill impairment as of December 31, 2008. The Company considered the points identified in Comment No. 5 of the First Comment Letter and Section V of Interpretive Release 33-8350, which requires disclosure of accounting estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY QUADRAMED CORPORATION.: QD-0004

As noted in its filings under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company records as goodwill the excess of purchase price over the fair value of the identifiable net assets acquired in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The determination of fair value of the identifiable net assets acquired is determined based upon a third-party valuation and evaluation of other information.

SFAS No. 142, Goodwill and Other Intangible Assets, prescribes a two-step process for impairment testing of goodwill and intangibles with indefinite lives, which is performed annually, as well as whenever an event triggering impairment may have occurred. The first step tests are for determining impairment, while the second step, if necessary, measures the impairment. The Company elected to perform its annual analysis at year-end, and no indicators of impairment were identified based on the assumptions used in its annual analysis.

The Company tested for impairment as of December 31, 2007 and December 31, 2008 using the market approach to estimate the fair value of the Company. Using this method, the Company estimated the value of its common equity using quoted market prices and the value of its preferred stock during 2008 by comparison to similar preferred securities that are actively traded in public markets. For 2007, the Company estimated the value of its preferred stock based on the underlying value of the common stock into which it was convertible at the time of the analysis. The Company believes that the market approach analysis provided the best indication of value based on external market-based measures and was the most appropriate method for estimating fair value.

Using the approach described above, the Company’s estimated fair value as of December 31, 2008 was $105.7 million, which exceeded its carrying value, including goodwill, by $0.7 million. The Company’s estimated fair value as of December 31, 2007 was approximately $145 million, which exceeded its carrying value, including goodwill, by $40 million. Because the Company’s estimated fair value as of December 31, 2007 significantly exceeds its carrying value, its estimated control premium was not a factor in the outcome of the first step of its 2007 annual impairment assessment. For its impairment assessment as of December 31, 2008, the Company applied a 25% control premium to the market capitalization of its common stock, representing an increase of $10.2 million in estimated fair value of the Company. The Company believes that including a control premium at this level for 2008 was supported by contemporaneous transaction data in its industry. Absent the inclusion of a control premium greater than 24%, the Company’s carrying value would have exceeded fair value, requiring a second step of analysis that may have resulted in an impairment of goodwill.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY QUADRAMED CORPORATION.: QD-0005

Also as disclosed in its filings under the Exchange Act, the Company’s goodwill impairment analysis is subject to uncertainties, including general economic conditions, volatility in the public equity markets, its selection of similar publicly traded preferred securities with a similar risk profile, the control premium used, and strategic decisions made in response to economic and competitive conditions. These uncertainties could impact the evaluation of the impairment of goodwill in future periods. Had different assumptions been used, an indicator of impairment could have been identified.

In consideration of Section V of Interpretive Release 33-8350, to the extent applicable, the Company proposes to include disclosure substantially similar to the foregoing under the section entitled Critical Accounting Policies and Estimates in Management’s Discussion and Analysis in future filings under the Exchange Act.

With respect to the last bullet point of Comment No. 5 of the First Comment Letter, the Company engaged a third party valuation firm to assist in evaluating the potential impairment of goodwill during the years ended December 31, 2007 and 2008. The third party valuation firm used both the market approach and income approach, but the Company primarily used the market approach following SFAS No. 142, Goodwill and Other Intangible Assets, paragraph 23. The income approach performed by the third party valuation firm was used only to further support the value obtained using a market approach plus a control premium. Except as described below, the methodologies and assumptions used were similar during both years. For the December 31, 2007 impairment testing, the Company and the third party valuation firm considered, but did not apply, a control premium since the value of the Company’s common stock on a minority freely tradable basis and the estimated fair value of its preferred stock exceeded the Company’s book value by a significant margin. A control premium was applied for the December 31, 2008 impairment testing, as further described in the response to Comment No. 4. Also for the December 31, 2007 impairment testing, the Company valued its preferred stock on an “as converted basis” using the fixed ratio for converting the preferred stock into common stock and the per share value of the common stock on a minority freely tradable basis. This approach provided a minimum estimated value for the Company’s preferred stock without taking into consideration dividends or liquidation preference features of the preferred stock. This approach was deemed appropriate in prior years based on the Company’s market capitalization and the significant margin of estimated fair value over the Company’s book value. For the December 31, 2008 impairment testing, the Company and the third party valuation firm used Level 2 criteria for similar preferred securities to estimate the fair value of the Company’s preferred stock, as further described in the Company’s response to Comment No. 4. The Company respectfully submits that this more robust comparable market analysis provides the best indication of value based on external market-based measures in consideration of current market conditions.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY QUADRAMED CORPORATION.: QD-0006

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 30, 2009

Cash Bonuses, page 19

Comment 3. We note your response to prior comment 10 as it relates to the net income (adjusted EBITDA), revenue and sales bookings corporate performance targets used to determine cash bonuses for your named executive officers pursuant to your 2008 Incentive Compensation Plan. You indicate that, in light of the factors referenced in your response, you have determined that disclosure of these historical performance targets would not cause the company competitive harm, and accordingly have provided the specific targets in your response. We note further your confirmation that you will carefully consider the competitive harm analysis referenced in Instruction 4 to Item 402(b) of Regulation S-K in connection with future Exchange Act filings. Please also confirm that in future filings you will provide quantitative disclosure of performance targets that are material to the company’s executive compensation policies and decision-making processes, as well as the actual performance results achieved against the targets, unless such disclosure would result in competitive harm and therefore may be omitted pursuant to Instruction 4 to Item 402(b).

The Company confirms that in future filings under the Exchange Act it will provide quantitative disclosure of performance targets that are material to the Company’s executive compensation policies and decision-making processes, as well as the actual performance results achieved against such targets, except where such disclosure would result in competitive harm to the Company and would therefore be omitted in reliance upon Instruction 4 to Item 402(b) of Regulation S-K.

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Goodwill, Page F-12

Comment 4. We note your description of your goodwill impairment analysis as of December 31, 2008 provided in response to prior comment 15. Please provide us with the following additional information with respect to your analysis:

•	Explain whether you believe the market for the company’s common stock is “active” and your basis for that conclusion;

•	The amount of any adjustment and the supporting objective evidence for the adjustment in arriving at the company’s common stock on a “minority freely tradable basis,”

•	The amount of the control premium applied to the company’s common stock and the supporting objective evidence for the adjustment;

•	Describe more fully the methodology used in valuing the company’s preferred

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY QUADRAMED CORPORATION.: QD-0007

stock, including how the company adjusted the value to reflect that the company’s preferred stock is not publicly traded;

•	The amount of the estimated enterprise fair value as determined by the market approach;

•	The amount of the estimated enterprise fair value as determined by the DCF analysis; and

•

In your response to prior comment five you indicate that you did not apply multiple valuation methodologies. Please tell us how you considered applying weightings to the results of the market approach and DCF approach in arriving at an enterprise fair value estimate.

In respect of the first bulleted point above, since July 9, 2008, the Company’s common stock has been listed on the NASDAQ Global Market. Prior to July 8, 2008, the Company’s common stock was listed on the American Stock Exchange. Public trading of common stock has occurred on a daily basis while the Company has been listed on such exchanges. The Company’s average daily trading volume on the NASDAQ Global Market between July 9, 2008 (the date that the Company’s common stock began trading on the NASDAQ Global Market) and December 31, 2008 was 13,155 shares, and the daily closing price of the Company’s common stock fluctuated from a high of $10.30 per share on July 11, 2008 to a low of $4.00 per share on December 11, 2008 during such time period. The Company believes that this average daily trading volume and market price data support the Company’s assertion that the market for its common stock is active.

In respect of the second bulleted point above, the Company adjusted the value of its common stock determined on a minority freely tradable basis (i.e., quoted market prices for individual securities) by $10.2 million as of December 31, 2008 to estimate the fair value of the common stock on a controlled basis. The Company respectfully submits that this adjustment is in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, paragraph 23, which states:

[S]ubstantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value.…in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest.

Based on the foregoing analysis, the Company used a 25% control premium determined as described below. The fair value of the Company’s common stock as of December 31, 2008, after applying such control premium, was determined to be $50.7 million.

In respect of the third bulleted point above, a control premium of 25% was applied to the fair value determined on a minority freely tradable basis. The control premium was determined with assistance from a third party valuation firm and was based, consistent with standard valuation firm practice, on an analysis of the most recent year of available data for control premiums for the computer software, supplies and services industry summarized by Mergerstat, a provider of statistics for global mergers and acquisitions. The Mergerstat information provided by the third party valuation firm indicated that the average control premium within this industry for 2007 was 37.4% based on an evaluation of sixty-three actual transactions. The Company adopted a control premium below the average as a more conservative approach, as permitted by standard valuation industry practice. Subsequent to the completion of the valuation report, the third party valuation firm provided data from Mergerstat indicating the average control premium within this industry for 2008 was 48.0% based on an evaluation of sixty-one actual transactions.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY QUADRAMED CORPORATION.: QD-0008

In respect of the fourth bulleted point above, the fair value of the Company’s preferred stock as of December 31, 2008 was determined using the market approach with assistance from a third party valuation firm using Level 2 input for comparable securities as defined in SFAS No. 157, Fair Value Measurements. The third party valuation firm analyzed the terms and dividend rate of the Company’s dividend-paying preferred stock and determined that the Company’s preferred stock was comparable to publicly traded preferred stocks with a BB+ rating. The third party valuation firm used Standard & Poor’s Stock Guide from January 2009 to determine a median yield on similar preferred issues with BB+ ratings, which approximated 10%. Based on this median dividend yield and the annual dividend rate of the Company’s preferred stock, the fair value of the Company’s preferred stock was estimated to be approximately $55.0 million.

With respect to the fifth bulleted point above, the estimated enterprise fair value as of December 31, 2008 using the market approach described above was $105.7 million, which exceeded the Company’s net equity as of December 31, 2008.

With respect to the sixth bulleted point above, the estimated enterprise fair value as of December 31, 2008 determined by the Company’s internal discounted cash flow (“DCF”) analysis ranged from $[**] million to $[**] million, which far exceeded the net equity of the Company as of December 31, 2008 and the estimated fair value determined using the market approach.

With respect to the last bulleted point above, the Company considered, but did not apply, weightings to the results of the market approach and the DCF approach. The Company elected to rely solely on the market approach analysis in evaluating goodwill for impairment since the Company concluded there was an active market for its common stock, and the Company believes that the market approach provides the best indication of value based on external market-based measures. The results of the market approach analysis supported the conclusion that there was no impairment of goodwill. The Company also performed a DCF analysis over a five-year period to estimate fair value. The conclusions reached through the DCF analysis further validated the estimated fair value using the market approach. The Company confirms that the application of weightings would have resulted in estimated fair values greater than the fair value determined using only the market approach, which would also support the conclusion that there was no impairment of goodwill as of December 31, 2008.

* * *

If you have any questions regarding the matters discussed above, please telephone the undersigned at 202-624-2925 or, in my absence, Kelly Howard of this firm at 202-624-2993.

Sincerely,

/s/ Morris F. DeFeo, Jr.
Morris F. DeFeo, Jr.

Enclosures

cc:	David L. Piazza, Chief Financial Officer, QuadraMed Corporation

Katherine Wray, SEC